SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022.

Commission File Number 001-40733

LI-CYCLE HOLDINGS CORP.

Li-Cycle Holdings Corp.

207 Queen’s Quay West, Suite 590

Toronto, ON M5J 1A7

(877) 542-9253

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Announcement Regarding Building of New Lithium-ion Battery Recycling Facility in Norway with Strategic Partners

On January 26, 2022, Li-Cycle Holdings Corp. (the “Company”) issued a press release to announce that it has formed a joint venture with ECO STOR AS (“ECO STOR”) and Morrow Batteries AS (“Morrow”) through which it will construct a new commercial lithium-ion battery recycling facility in southern Norway (the “Norwegian Spoke”). Li-Cycle will be the majority owner of the joint venture, with ECO STOR and Morrow being minority owners and Nordic-headquartered strategic partners. Once constructed, the Norwegian Spoke will be Li-Cycle’s first recycling facility outside of North America and is expected to have a recycling capacity of 10,000 tonnes of lithium-ion batteries per year, including but not limited to battery manufacturing scrap, full EV packs, and energy storage systems. The facility is expected to be operational in early 2023.

Exhibits

Exhibit Number	Exhibit Description

99.1	Press Release, dated January 26, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LI-CYCLE HOLDINGS CORP.

By:	/s/ Ajay Kochhar
Name:	Ajay Kochhar
Title:	Chief Executive Officer and Director

Date: January 26, 2022